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                                PROSPECTUS SUPPLEMENT FILED UNDER RULE 424(b)(3)

                                                   REGISTRATION NUMBER 333-91619
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PROSPECTUS SUPPLEMENT NO. 2, DATED JUNE 20, 2000
(TO PROSPECTUS, DATED APRIL 7, 2000)

                                MD2PATIENT, INC.

            2,000,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                    WARRANTS TO PURCHASE 4,000,000 SHARES OF
                      SERIES A CONVERTIBLE PREFERRED STOCK

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     This prospectus supplement to the prospectus dated April 7, 2000 relates to our offering of 2,000,000 shares of Series A Convertible Preferred Stock and Warrants to purchase 4,000,000 shares of Series A Convertible Preferred Stock, which is being conducted simultaneously with an offering of up to 34,000,000 shares of Series B Convertible Preferred Stock.

     This prospectus supplement should be read in conjunction with the prospectus dated April 7, 2000, as supplemented, which is to be delivered with this prospectus supplement. The information in this prospectus supplement updates certain information contained in the prospectus dated April 7, 2000 and prospectus supplement no. 1 dated May 22, 2000.

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     INVESTING IN THE SERIES A CONVERTIBLE PREFERRED STOCK AND WARRANTS INVOLVES
A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS DATED APRIL 7, 2000.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            (WR HAMBRECHT & CO LOGO)

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1. $2,250,000 BRIDGE FINANCING

     As indicated in Supplement No. 1 to this prospectus, we have accelerated our efforts to implement our business plan and our associated spending. In addition, we have instituted a plan whereby we intend to satisfy many of our information technology requirements, including programming, in-house rather than using outside vendors. We are seeking to complete this plan by August 1, 2000. As part of this plan, we have hired three new information technology personnel and intend to hire two to three additional information technology personnel in the near future.

     These efforts have created an immediate need for capital. Because we have not sold the minimum 5,000,000 shares necessary to conduct an initial closing in this offering, we have borrowed a total of $2,250,000 to meet our immediate need for capital. We have borrowed these funds pursuant to promissory notes that bear interest at an annual rate of 12% and mature on June 19, 2001. We may pre-pay the promissory notes at any time without penalty. We intend to use a portion of the proceeds of this offering to repay the promissory notes. We issued a total of $1,600,000 of these promissory notes to directors, executive officers, family members of an executive officer and employees of md2patient, including: $200,000 to Rock A. Morphis (Chairman); $200,000 to Joseph B. Crace (President, Chief Executive Officer and Director); $200,000 to Mr. Crace's parents, R. Joseph and Rita H. Crace; $200,000 to Mr. Crace's brother, Robert K. Crace; $200,000 to Albert Rodewald (Executive Vice President, Chief Technology Officer and Director); $100,000 to John E. Blount (Executive Vice President and Director) and $200,000 to James G. Petway, Jr. (Executive Vice President and Chief Financial Officer).

     We believe that the promissory notes were entered into on terms that are not less favorable to us than those that could have been obtained from unaffiliated third parties. In addition, a standing special committee for our independent directors as well as our Board of Directors have approved of our issuance of the promissory notes.

2. STRATEGIC ALLIANCE WITH HERITAGE HEALTH SYSTEMS

     We have entered into an Internet Services Agreement with Heritage Health Systems, Inc. HHS provides various management and administrative services to independent physician associations. Pursuant to the terms of the agreement, we will have the opportunity to provide consulting and Internet-related services to HHS. HHS has agreed to exclusively endorse and recommend our services to its affiliated independent physician associations and to their physician members. Based on these introductions, we also intend to establish relationships with independent physician associations involving joint ownership of entities that will provide Internet services to the associations. In return, we have agreed to issue 3,600,000 shares of Common Stock to HHS.

     Mr. Morphis, our Chairman, is the Chairman, President and Chief Executive Officer of HHS. We believe that the Internet Services Agreement contains terms that are no less favorable to us than those that could have been obtained from unaffiliated third parties. In addition, a standing special committee of our independent directors as well as our Board of Directors have approved the terms of the Internet Services Agreement.

3. LETTER OF INTENT WITH CANCERCONSULTANTS.COM

     We have entered into a letter of intent with CancerConsultants.com. The letter of intent contemplates entering into a definitive agreement pursuant to which CancerConsultants would provide us with information and content relating to cancer and cancer treatments suitable for both physicians and their patients to be displayed on our web site and our physician subscribers' web sites. CancerConsultants would also provide marketing and consulting services and would develop for us on-line market research tools and an on-line clinical trials strategy. In exchange, we would issue 80,000 shares of Common Stock to CancerConsultants with a possibility of issuing up to an additional 280,000 shares of Common Stock if CancerConsultants meets specified performance criteria. Additionally, we would have the option but not the obligation to acquire CancerConsultants for cash or shares of Common Stock. Because the
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arrangement with CancerConsultants remains subject to the negotiation of a definitive agreement, the terms may change or a definitive agreement may not be reached.

4. RESTRICTED STOCK AWARDS

     In June 2000, we granted restricted stock awards for a total of 2,350,000 shares of common stock to employees. These grants included an award of 500,000 shares of common stock to Nicholas A. Balog, our Executive Vice President for Operations.

5. USE IN MINNESOTA

     Persons in Minnesota are now authorized to purchase our securities under this prospectus.

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